Exhibit H(2)

MML SERIES INVESTMENT FUND

Amendment

dated February 11, 2002 to

Administrative and Shareholder Services Agreement

WHEREAS, MML Series Investment Fund (the “Trust”) on behalf of MML Equity Index Fund (the “Fund”) and Massachusetts Mutual Life Insurance Company (the “Manager”) have entered into an Administrative and Shareholder Services Agreement dated May 1, 2000 (the “Agreement”).

WHEREAS, the Trust, on behalf of the Fund, and the Manager wish to amend the Agreement as follows:

Pursuant to Article V, Section C, the following hereby replaces Article II: Expenses in its entirety:

ARTICLE II: EXPENSES

A. Expenses. The Manager shall assume all expenses of the Trust and the Fund, including the Manager’s reasonable out-of-pocket disbursements; provided, however, that the Fund or the Trust shall pay:

1.	Taxes and corporate fees payable to governmental agencies;

2.	Brokerage commissions (which may be higher than other brokers would charge if paid to a broker which provides brokerage and research services to the Manager for use in providing investment advice and management to the Fund and other accounts over which the Manager exercises investment discretion) and other capital items payable in connection with the purchase or sale of the Fund’s investments (The words “brokerage and research services” shall have the meaning given in the Securities Exchange Act of 1934 and the Rules and Regulations thereunder.);

3.	Interest on account of any borrowing by the Fund;

4.	Fees and expenses of the Trust’s Trustees who are not interested persons (as defined in the 1940 Act) of the Manager or of the Trust;

5.	Fees payable to the Trust’s certified independent public accountants;

6.	Fees paid to the Trust’s independent legal counsel;

7.	Fees paid to the Fund’s custodian;

8.	Fees paid to the Fund’s Investment Manager;

9.	Payments due pursuant to any 12b-1 Plan adopted by the Trust and applicable to the Fund;

10.	Fees and expenses related to (i) the production and printing of periodic reports including, but not limited to, annual and semi-annual reports and (ii) the production and printing of prospectuses that are sent to existing, and not prospective, shareholders; and

11.	Fees paid to independent third parties for materials to be used in connection with the Trustees’ annual approval of investment management and investment sub-advisory agreements for the Funds, as well as materials to be used for the ongoing monitoring of the sub-advisers, including, but not limited to, comparative analysis peer group rankings, investment analytical reports, and manager search and review databases.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the day and year first above written.

MML SERIES INVESTMENT FUND on behalf of MML Equity Index Fund

By:	/s/ JAMES S. COLLINS
James S. Collins CFO and Treasurer

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

By:	/s/ VERNON J. MEYER
Vernon J. Meyer Vice President